QUEST CAPITAL CORP.
550 Burrard Street, Suite 1028, Bentall V,
Vancouver, British Columbia
V6C 2B5

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

For
The Annual General Meeting of Shareholders
To be Held on Tuesday May 18, 2010

QUEST CAPITAL CORP.
550 Burrard Street, Suite 1028, Bentall V,
Vancouver, British Columbia V6C 2B5

NOTICE OF MEETING

TO: The Shareholders of Quest Capital Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the holders of the shares ("Shares") in the capital of Quest Capital Corp. (the "Company") will be held the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9 on Tuesday, May 18, 2010, at the hour of 1:30 p.m., Toronto time, for the following purposes:

1.	To receive the consolidated financial statements together with the auditors' report thereon for the Company's financial year ended December 31, 2009;

2.	To fix the number of directors at eight (8);

3.	To elect directors for the ensuing year;

4.	To appoint auditors for the ensuing year; and

5.	To transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The accompanying management proxy circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice of the Meeting is a form of proxy and a supplemental mailing return card.

Only holders of Shares of record at the close of business on April 6, 2010 will be entitled to receive notice of, to attend and to vote at, the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice of the Meeting.

DATED as of the 13th day of April, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Brian E. Bayley”

Brian E. Bayley, President and Chief Executive Officer

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by such other intermediary. Failure to do so may result in your Shares not being eligible to be voted at the Meeting.

QUEST CAPITAL CORP.
550 Burrard Street, Suite 1028, Bentall V,
Vancouver, British Columbia V6C 2B5

MANAGEMENT PROXY CIRCULAR

(As at April 13, 2010, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this management proxy circular.

"Board" means the board of directors of the Company.

"Business Day" means a day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario.

"CBCA" means the Canada Business Corporations Act, as amended from time to time.

"Circular" means, collectively, the Notice of Meeting and this management proxy circular, sent to Shareholders in connection with the Meeting.

"Common Share" means a common share in the capital of the Company.

"Company" means Quest Capital Corp., a corporation continued under the CBCA.

"Meeting" means the annual general meeting of Shareholders to be held on May 18, 2010, and any adjournment(s) or postponement(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular and sent to Shareholders in connection with the Meeting.

"Preferred Share" means a Cumulative 13.5% First Preferred Share, Series A in the capital of the Company.

"Shareholder" means a holder of Common Shares.

"Stock Option Plan" means the Company's stock option plan.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting to be held on May 18, 2010 and at any adjournment(s) or postponement(s) thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted primarily by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The costs of the solicitation will be borne by the Company.

The Meeting Materials (as defined below) are being sent to both registered Shareholders and Non-Registered Shareholders (as defined below). If you are a Non-Registered Shareholder, and the Company or Computershare (as defined below) has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the relevant Intermediary (as defined below). By choosing to send the Meeting Materials to you directly, the Company (and not such Intermediary) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by inserting the name of that individual in the blank space provided in the form of proxy or by completing another acceptable form of proxy. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Common Shares and Preferred Shares represented by properly executed and delivered proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted. If there are no instructions provided in respect of any matters, the named individuals will vote FOR the proposed resolutions.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed proxies must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or delivered by facsimile at 1-866-249-7775, not later than 2:30 p.m. (Toronto time) on Friday, May 14, 2010, or if the Meeting is adjourned or postponed, prior to 2:30 p.m. (Toronto time) on the second Business Day preceding the day of any adjournment(s) or postponement(s).

Non-Registered Holders

Only persons whose names appear on the register of the Company at the close of business on April 6, 2010 as the holders of Common Shares or their duly appointed proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Shareholder") are registered in the name of either: (i) an intermediary (an "Intermediary") that a Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), registered education savings plans (RESPs), tax free savings accounts (TFSAs) and similar plans); or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the relevant Intermediary is a participant. If you purchased your Common Shares through a broker, you are likely a Non-Registered Shareholder.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company has distributed copies of meeting materials including the Notice of Meeting and this Circular (collectively, the "Meeting Materials"), to Intermediaries for distribution to Non-Registered Shareholders. The Company will reimburse brokers and other Intermediaries for costs incurred by them in mailing Meeting Materials to Non-Registered Shareholders in accordance with the requirements of the Canadian Securities Administrators.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders in order to seek their voting instructions in advance of the Meeting. Common Shares held by Intermediaries can only be voted in accordance with the instructions of Non-Registered Shareholders. The Intermediaries often have their own voting instruction form and mailing procedures and provide their own return instructions. Generally, Non-Registered Shareholders will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, but which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a ''proxy authorization form'') which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which includes a removable label containing a bar code and

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder's name in the appropriate blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or its service company, including those regarding when and where the proxy or proxy authorization form is to be delivered.

NI 54-101 permits the Company to forward the Meeting Materials directly to "non-objecting beneficial owners", or NOBOs. As a result NOBOs can expect to receive a scannable voting instruction form from Computershare. The voting instruction form is to be completed and returned to Computershare in the envelope provided or by facsimile as provided above. In addition, Computershare provides both telephone voting and internet voting as described on the voting instruction form, including complete instructions. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the applicable voting instruction forms received by Computershare.

Revocability of Proxies

A proxy given pursuant to this solicitation may be revoked at any time before the Meeting by executing a valid form of revocation and delivering it to the head office of the Company being 550 Burrard Street, Suite 1028, Bentall V, Vancouver, British Columbia, V6C 2B5, at any time up to and including 5:00 p.m. on the last Business Day preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof, or by delivering it to the chair of the Meeting prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof. If you attend the Meeting and vote on a ballot, you will automatically be revoking any valid proxy previously delivered by you. If you attend the Meeting in person you need not revoke your proxy and vote in person unless you wish to do so. A proxy may also be revoked in any other manner permitted by law.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must arrange with adequate prior notice for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company's last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

In December, 2009, the Company redeemed all 20,000,000 outstanding Preferred Shares. As at April 6, 2010, the record date (the “Record Date”) for the Meeting, 149,580,234 Common Shares and no Preferred Shares were issued and outstanding. Subsequent to the Record Date, the Company repurchased additional Common Shares pursuant to its normal course issuer bid and upon cancellation of these shares, the Company will have 139,529,934 Common Shares issued and outstanding. Holders of record of Common Shares at the close of business on April 6, 2010 are entitled to receive notice of and to vote at the Meeting. The holders of Common Shares are entitled to one vote for each Common Share so held.

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, the following persons beneficially owned, directly or indirectly, or controlled or directed voting securities carrying 10% or more of the voting rights attached to all Common Shares:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
A. Murray Sinclair	7,002,430 directly and 13,066,167 indirectly	13.42%

QUORUM

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent (5%) of the issued and outstanding Common Shares, is present at the opening of the Meeting.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.           Election of Directors

Directors are elected at each annual general meeting of the Shareholders and hold office until the next annual general meeting or until their successors are otherwise elected or appointed.

The Company does not have an Executive Committee of its Board. The Company has an Audit Committee, a Corporate Governance Committee, a Compensation Committee and a Credit Committee. Members of these committees are named below.

Shareholder approval will be sought to fix the number of directors at eight (8).

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee (the ﾓNomineeﾔ) at a shareholdersﾒ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his resignation promptly after the meeting, for the Corporate Governance Committeeﾒs consideration. The Corporate Governance Committee will make a recommendation to the Board after reviewing this matter, and the Boardﾒs decision to accept or reject the resignation offer will be disclosed to the public. The Nominee will not participate in any Corporate Governance Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

The following table sets forth certain information with respect to all persons proposed to be nominated by management of the Company for election as directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting or should any of the nominees withdraw their candidacy at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed (5)
Robert G. Atkinson(2)(3) British Columbia, Canada	Director	Vice-Chairman of Spur Ventures Inc., plant nutrient manufacturer and marketer, since 1996.	Since 2003	425,000 Common Shares directly 25,000 Common Shares indirectly 150,000 Common Shares under option
Brian E. Bayley British Columbia, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Quest Capital Corp. since May, 2009; Previously Co-Chair (January 2008 to May 2009), President (June 2003 to January 1, 2008) and Chief Executive Officer (June 2003 to March 17, 2008) of Quest Capital Corp.	Since 2003	3,050,219 Common Shares directly 122,569 Common Shares indirectly 1,000,000 Common Shares under option

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed (5)
W. David Black(1)(2) British Columbia, Canada	Lead Director	Retired since January 1, 2004; Partner of DuMoulin Black LLP, a law firm, from 1968 to 2003.	Since 1984	100,416 Common Shares 150,000 Common Shares under option
Frank Mayer(1)(2) Ontario, Canada	Director	Since 2007, chairman of Vision Capital Corporation, a private company. From 2003 to 2007, Vice-Chairman of Desjardins Securities Corporation, an investment firm.	Since 2008	10,000 Common Shares directly 1,030,200 Common Shares indirectly 200,000 Common Shares under option
Dale C. Peniuk(1)(4) British Columbia, Canada	Director	Chartered Accountant and corporate director; Formerly Assurance Partner of KPMG LLP, an accounting firm, from 1996 to 2006.	Since 2007	20,000 Common Shares directly 250,000 Common Shares under option
Stewart J.L. Robertson(3)(4) British Columbia, Canada	Director	President of the Crerar Group of Companies, a group of private companies primarily involved in the acquisition and development of commercial real estate in Canada and the United States.	Since 2009	100,000 Common Shares 150,000 Common Shares under option
A. Murray Sinclair British Columbia, Canada	Chair and Director	Chair of Quest Capital Corp. since May, 2009; Previously Co-Chair of Quest Capital Corp. from January 2008 to May 2009 and Managing Director of Quest Capital Corp. from 2003 to December 31, 2007.	Since 2002	7,002,430 Common Shares directly 13,066,167 Common Shares indirectly 1,000,000 Shares under option
Walter M. Traub(3)(4) Ontario Canada	Director	Partner of Goldman, Sloan, Nash and Haber LLP, a law firm, since 2007; Previously Partner of Traub Moldaver, a law firm from 1977 to 2007.	Since 2007	50,000 Common Shares directly 100,000 Common Shares indirectly 250,000 Shares under option

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Credit Committee.
(5)	Shares beneficially owned, controlled or directed, directly or indirectly, is based solely upon information furnished to the Company by the individual directors as at the date of this Circular.

As at the date of this Circular, the directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 25,252,001 Common Shares representing approximately 16.88% of the issued and outstanding Common Shares.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next following annual general meeting of the Shareholders or until their successors are otherwise elected or appointed.

Except as otherwise disclosed in this Circular, to the knowledge of the Company, no proposed director:

a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

b)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the paragraphs above, order means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Etrion Corp. (formerly PetroFalcon Corporation)

Brian E. Bayley was a director of PetroFalcon Corporation ("PetroFalcon") from November 2001 to June 2008. A. Murray Sinclair was a director of PetroFalcon from February 2, 2000 to June 4, 2003 and the President and CEO thereof from July 2, 2002 until June 4, 2003. On February 27, 2002, the British Columbia Securities Commission (“BCSC”) issued an order regarding a private placement of PetroFalcon to Quest Ventures Ltd., a private company in which Mr. Bayley and Mr. Sinclair were directors. The BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon until a shareholders meeting of PetroFalcon was held. In addition, the BCSC removed the availability of the same exemptions for Quest Ventures Ltd. in respect of the common shares received pursuant to the private placement. Approval of shareholders was received on May 23, 2002 and the BCSC reinstated the availability of the exemptions from the prospectus and registration requirements for both companies shortly thereafter.

Esperanza Silver Corporation

Brian E. Bayley has been a director of Esperanza Silver Corporation ("Esperanza") since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders from each of the Alberta Securities Commission (“ASC”) (issued on September 17, 1998) and the Quebec Securities Commission, now the Autorité des marché financiers (“AMF”) (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.

American Natural Energy Corp.

Brian E. Bayley has been a director of American Natural Energy Corp. ("American") since June 2001. In June 2003, each of the AMF, the BCSC and the Manitoba Securities Commission ("MSC") issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the Ontario Securities Commission, the ASC and the AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

Katanga Mining Limited

A. Murray Sinclair was a director of Katanga Mining Limited from May 1, 1998 to July 10, 2006. On February 25, 2002, Balloch Resources Ltd. (now named Katanga Mining Limited) was issued a cease trade order by the BCSC for failure to file financial statements and pay the filing fees within the prescribed time. Balloch Resources Ltd. subsequently filed the financial statements and paid the filing fees as required by the BCSC. On October 21, 2003, the BCSC cease trade order was rescinded.

2. Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Company. PricewaterhouseCoopers LLP were first appointed as auditors of the Company in 1987.

It is proposed to re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the close of the next following annual general meeting of the Shareholders.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the close of the next following annual general meeting of the Shareholders.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Policy

The general compensation policy of the Company for executive officers is to provide an annual level of compensation and bonus pool participation that is competitive with executive officers of comparable companies within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful.

The Company also provides long-term incentive compensation which aligns the interests of the executives with those of Shareholders and provides long-term incentives to executives whose actions have a direct and identifiable impact on the financial performance of the Company and who have substantial responsibility for the development and implementation of long-range strategy. In establishing executive compensation levels, the Company has used cash compensation and short-term incentives, as determined annually on the recommendation of the Compensation Committee. It is recognized that, while the current scheme of compensation appropriately and adequately remunerates management for their current achievements of financial and operating results, for competitive reasons, longer-term incentives are required to properly reflect management's contribution to increases in shareholder value over time.

Executive officers do not participate in reviews, discussions or decisions of the Board regarding their compensation.

Compensation Components

As discussed in further detail below, the compensation of executive officers, including the Named Executive Officers, is comprised primarily of: (i) base salary; (ii) bonus; (iii) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan; and (iv) commissions for executive officers directly involved in originating loans. In establishing levels of compensation and granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mortgage financing industry are taken into consideration (see "Benchmarking" below).

Base Salary

The primary element of the Company's compensation policy is base salary. The Company believes that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years of experience of the executive officer, as well as comparisons to the base salaries offered by comparable companies in the mortgage financing industry. Adjustments to an executive's base salary are considered annually with reference to a number of factors, including the executive's overall performance and experience. See "Benchmarking" below.

Yearly Bonus

Due to the change in focus of the Company from loan origination to loan remediation in 2009, the Company’s Incentive Bonus Plan (the “Revised Plan”) was revised in 2009 to better reflect the reorganization and direction of the Company.

Bonus payments under the Revised Plan are based on the financial performance of the Company as measured by the collection of outstanding loan amounts of the Company.

Stock Option Plan

The Stock Option Plan is administered by the Compensation Committee. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with the requisite experience and ability, and to reward individuals for both historical and current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Under the Stock Option Plan, at any given time, the Company may have stock options outstanding for the purchase of up to 10% of issued capital. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Stock Option Plan, and any exercise, termination or expiry of outstanding stock options will make new grants available under the Stock Option Plan. Options may be granted from time to time by the Compensation Committee at an exercise price which is equal to the purchase price of the last recorded sale of a board lot of Common Shares that took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the TSX for Common Shares during the three trading days immediately preceding the date of granting the option.

The number of Common Shares reserved for issuance to any one person pursuant to options granted under the Stock Option Plan shall not exceed 5% of the outstanding Common Shares at the time of granting of the options. If an eligible participant ceases to be engaged by the Company for any reason other than death, such participant shall have the right to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the TSX) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Board.

If a participant dies prior to the expiry of his or her option, his or her legal representatives may, within the lesser of one year from the date of the optionee's death and the expiry date of the option, exercise that portion of an option granted to the optionee under the Stock Option Plan which remains outstanding. If the expiry date of any option granted under the Stock Option Plan falls within a blackout period preventing the optionee from exercising such option or within the period of nine Business Days following the expiration of a blackout period, the expiry date of such option shall be automatically extended, without the requirement for any further act or formality, to that date which is the tenth Business Day after the end of the applicable blackout period, such tenth Business Day to be considered the expiration of the term of such option for all purposes under the Stock Option Plan. The foregoing blackout expiration term is available only when a blackout period is self-imposed by the Company (it will not apply to the Company or its insiders being the subject of a cease trade order) and the blackout expiration term will be available to all eligible participants under the Stock Option Plan, on the terms and conditions set out in the Stock Option Plan.

Following each annual meeting of the Company, newly elected directors are entitled to receive a grant of 150,000 options and re-elected directors are entitled to receive a grant of 50,000 options. All such options shall have a vesting period of three years, vesting quarterly.

Commissions

Commissions awarded are determined by reference to the level of loans originated which meet certain criteria. Commissions are only available to those employees directly involved in the sourcing and originating of loans for the Company.

Other Elements of Compensation

For the year 2009, other elements of the Company’s compensation package comprised of parking and health benefits, including life insurance and group medical insurance. The Company chooses to include some or all of these elements in the compensation package which is evaluated on a yearly basis.

Benchmarking

Historically, in determining compensation payable, the Compensation Committee reviewed compensation paid to executive officers of companies of similar size and stage of development and determined an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Company's executive officers while taking into account the financial and other resources of the Company. During the past year, the Compensation Committee has identified that there are few companies with businesses comparable to the specialized business model of the Company. Although comparables are limited, the Compensation Committee has been able to compare a number of public companies which are sufficiently similar to the Company on the basis of industry as well as market capitalization. As a result of the limited number of industry comparables, the Compensation Committee has focused more on the Company's performance and compensation levels for executives at companies of a similar size.

President and CEO Compensation

In setting the total compensation of the President and Chief Executive Officer (the "CEO"), the Compensation Committee uses the same philosophy and guiding principles described above and refers to publicly disclosed executive compensation information to ascertain an amount is competitive with amounts paid to chief executive officers of other similar companies. In establishing the total compensation for the CEO, the Compensation Committee considers the publicly disclosed compensation of chief executive officers of companies whose revenues, profitability and market capitalization are comparable to those of the Company, including where possible competitor companies. In establishing the CEO's compensation, the Compensation Committee also considers the relative compensation of other members of the senior management team. In addition, the Compensation Committee assesses and considers factors such as the CEO's contribution to the Company in terms of leadership in the management of the Company, the Company's financial results, increases in shareholder value, the effective development and growth of the Company and the development of new growth opportunities for the Company. In May 2009, the Company announced its focus was exclusively on problem loan remediation and as a result, some management changes and cost cutting measures were implemented. Mr. Bayley, who became the new CEO, received a reduced salary as compared to the chief executive officers of similar companies.

As noted above, the components of Mr. Coffey's compensation were similar to those which apply to other senior management of the Company, namely, base salary and bonus. For the year ended December 31, 2009, Mr. Coffey was CEO from January 1, 2009 to May 21, 2009 and received an annual salary of $400,000. Mr. Bayley became the CEO of the Company on May 21, 2009 and received a salary of $250,000 a year. The Named Executive Officers (as defined below) were awarded bonuses as determined by their respective employment agreements and the Revised Plan for the year ended December 31, 2009.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Common Shares over the last five financial years, assuming a $100 investment in the Common Shares on December 31, 2004, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 2004 - December 31, 2009

The trend shown by this graph does not correlate to the Company's compensation to its executive officers in that market price of the Common Shares is not necessarily reflective of the overall performance of the Company. The realities of the global recession and the unprecedented uncertainty in the credit markets have created adverse effects in the Canadian economy, including specifically the mortgage financing industry.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of its CEO and Chief Financial Officer ("CFO") as at December 31, 2009 and the other three most highly compensated executive officers of the Company as at December 31, 2009 whose individual total salary and bonus for 2009, the Company's most recently completed financial year, exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compen- sation ($)(2)	Total Compen- sation ($)
					Annual Incentive Plans ($)	Long- Term Incentive Plans ($)
Brian E. Bayley(3) President & Chief Executive Officer	2009 2008 2007	307,180 400,000 400,000	Nil Nil Nil	Nil Nil Nil	93,936 Nil 1,050,000	Nil Nil Nil	Nil Nil Nil	11,375 10,997 12,618	412,491 410,997 1,462,618
Stephen C. Coffey(4) Former President & Chief Executive Officer	2009 2008 2007	171,262 400,000 Nil	Nil Nil Nil	Nil 688,800 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	805,281 8,226 Nil	976,543 1,097,026 Nil
Jim Grosdanis Chief Financial Officer(5)	2009 2008 2007	225,000 165,341 Nil	Nil Nil Nil	Nil 178,500 Nil	140,718 Nil Nil	Nil Nil Nil	Nil Nil Nil	8,011 6,065 Nil	373,729 349,906 Nil
A. Murray Sinclair(6) Chairman	2009 2008 2007	307,180 400,000 400,000	Nil Nil Nil	Nil Nil Nil	93,936 Nil 1,050,000	Nil Nil Nil	Nil Nil Nil	11,375 10,997 11,202	412,491 410,997 1,461,202
Kenneth Gordon(7) Former Chief Operating Officer	2009 2008 2007	108,750 325,000 321,307	Nil Nil Nil	Nil Nil 761,769	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	590,616 10,853 11,262	699,366 335,853 1,494,338
Derek Wasson(8) Senior Vice President	2009 2008 2007	250,000 250,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil 284,681 750,927	Nil Nil Nil	Nil Nil Nil	204,259 10,389 9,010	454,259 545,070 1,009,937
Narinder Nagra(9) Senior Vice President, Asset Management	2009 2008 2007	70,000 73,508 150,000	Nil Nil Nil	Nil Nil 224,050	105,897 Nil 225,000	Nil Nil Nil	Nil Nil Nil	6,054 374,499 11,107	181,951 448,007 610,157

Notes:

(1)	Amounts calculated in accordance with Canadian GAAP using the Black-Scholes model.
(2)	Includes life insurance, group medical insurance, parking benefits and severance pay.
(3)

On May 21, 2009, Mr. Bayley became President and Chief Executive Officer of the Company to replace Mr. Coffey. Mr. Bayley was Co-Chair of the Company from January 1, 2008 to May 21, 2009. Mr. Bayley was President of the Company until December 31, 2007 and CEO until March 17, 2008.

(4)

Mr. Coffey was President of the Company from January 1, 2008 to May 21, 2009 and Chief Executive Officer of the Company from March 17, 2008 to May 21, 2009 and was paid a severance of $800,000 in 2009.

(5)	Mr. Grosdanis joined the Company on April 7, 2008 and became CFO of the Company on May 9, 2008.
(6)

On May 21, 2009, Mr. Sinclair became Chair of the Company. Mr. Sinclair was Co-Chair of the Company from January 1, 2008 to May 21, 2009. From July 7, 2003 until December 31, 2007, he was Managing Director of the Company.

(7)	Mr. Gordon was Chief Operating Officer of the Company from January 4, 2007 to April 30, 2009 and was paid a severance of $585,000 in 2009.
(8)

Mr. Wasson’s Annual Incentive Plan Bonus is in respect of commissions earned on the origination of loans. For 2009, Other Compensation includes a payment of $193,464, in respect of amending the terms of employment, including salary and termination benefit.

(9)

On June 1, 2009, Mr. Nagra was appointed as Senior Vice President, Asset Management. Mr. Nagra was the CFO of the Company from January 1, 2007 to May 9, 2008 when he was no longer employed by the Company until his rehiring on June 1, 2009; amounts for 2008 in All Other Compensation include $370,000 of severance related compensation.

LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS

The Company does not currently have an LTIP.

Incentive Plan Awards

Outstanding Share and Option Based Awards Table

The following table discloses the particulars of the Common Shares and options outstanding to the Named Executive Officers at the end of the Company's most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Securities Underlying Unexercised Options (#)	Option Exercise Price ($/Security)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares That Have Not Vested	Market or Payout Value of Share- based Awards That Have Not Vested
Brian E. Bayley	Nil	Nil	Nil	Nil	N/A	N/A
Stephen C. Coffey	Nil	Nil	Nil	Nil	N/A	N/A
Jim Grosdanis	500,000	2.08	April 7, 2013	Nil	N/A	N/A
A. Murray Sinclair	Nil	Nil	Nil	Nil	N/A	N/A
Kenneth Gordon	Nil	Nil	Nil	Nil	N/A	N/A
Derek Wasson	750,000	2.30	December 21, 2010	Nil	N/A	N/A
Narinder Nagra	Nil	Nil	Nil	Nil	N/A	N/A

Value Vested or Earned During the Year Table

The following table sets forth details of the value of the stock options that would have been realized on the vesting date during 2009, the Company's most recently completed financial year, by each of the Named Executive Officers.

Name	Option Based Awards – Value Vested During the Year ($)	Share Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephen C. Coffey (1)	Nil	N/A	N/A
Jim Grosdanis (1)	Nil	N/A	N/A
Kenneth Gordon (1)	Nil	N/A	N/A
Derek Wasson (2)	Nil	N/A	N/A

Note:

(1)	Strike prices of options were above market price of Common Shares at the vesting date.
(2)	Options were fully vested prior the Company’s most recently completed financial year.

There was no re-pricing of stock options under the Stock Option Plan or otherwise during 2009, the Company's most recently completed financial year. There were no options exercised during the Company's most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit plan or actuarial plan.

Termination of Employment, Change of Control Benefits

On May 21, 2009, Brian E. Bayley became the President and CEO of the Company and A. Murray Sinclair became the Chairman of the Company. In June 2009, Mr. Bayley and Mr. Sinclair each entered into a new employment agreement, the terms of which agreements are substantially similar to each other (together, the "Employment Agreements"). The Employment Agreements replace the previous agreements entered into in March 2006 when Messrs. Bayley and Sinclair held the positions of Co-Chairs. Pursuant to the Employment Agreements, the Company may terminate the employment of either of Messrs. Bayley or Sinclair, at any time, without just cause by paying the: (i) bonus under the Revised Plan earned to the date of termination; and (ii) a lump sum payment of $1,000,000 (collectively, the “Termination Payments”). In the event of a Change of Control (as defined below) Messrs. Bayley or Sinclair may resign from the Company within three months from the date of any Change of Control (as defined below), the amount payable by the Company to either of Messrs. Bayley or Sinclair, as the case may be, is the Termination Payments. Under a Change in Control, Messrs. Bayley and Sinclair are entitled to receive a bonus which approximates the amounts that could have been earned under the Revised Plan less amounts already paid under the Revised Plan. Messrs. Bayley and Sinclair are required to give the Company at least two months' notice of their resignation.

In April 2008, Jim Grosdanis entered into an employment agreement with the Company as its Chief Financial Officer effective May 9, 2008, which employment agreement was amended in August, 2009 where the term of his employment would cease May 31, 2009 and provides that in the event that he neither resigns or is terminated for cause prior to May 31, 2010, the Company will pay Mr. Grosdanis a lump sum equal to his annual salary for a 12 month period. In the case of a termination without cause, Mr. Grosdanis is entitled to a lump sum equal to his annual salary for a 12 month period plus the bonus under the Revised Plan earned to the date of termination (“Severance Amount”). In the event that Mr. Grosdanis resigns from the Company or is terminated without cause within three months from the date of any Change of Control, the Company will pay will pay Mr. Grosdanis (i) a lump sum equal to his annual salary for a 12 month period, (ii) the bonus under the Revised Plan earned to the date of termination. Subsequent to December 31, 2009, Mr. Grosdanis’ employment agreement was further amended on March 25, 2010 to remove the termination date, reduce the potential bonus that could be earned under the Revised Plan, a termination benefit of one month salary per year of service (from his revised employment contract date) and a Change of Control clause consistent with other executive of the Company. The Company settled Severance Amounts under Mr. Grosdanis previous employment agreement. Mr. Grosdanis is required to give the Company at least two months' notice if he resigns.

In December 2005, Derek Wasson entered into an employment agreement with the Company to act as its Senior Vice President which was amended in December 2009. Under the revised terms of his employment agreement, in the case of a termination without cause, Mr. Wasson is entitled to his bonus earned to the date of termination of employment, and a lump sum of an amount equal to one month of salary per year of service (from his revised employment contract date) if the Company gives him notice. The amended employment agreement contemplates Mr. Wasson participating in an incentive plan based on loan origination which the Company is currently developing. Mr. Wasson is required to give the Company at least two months' notice if he resigns.

In June 2009, Narinder Nagra entered into an employment agreement with the Company to act as its Senior Vice President, Asset Management. Under the terms of his employment agreement, in the case of a termination without cause or his resignation within three months following a Change of Control, Mr. Nagra is entitled to the bonus under the Revised Plan to the date of termination and a lump sum of an amount equal to one month of salary per year of service, if the Company gives him notice. Under a Change in Control, Mr. Nagra is entitled to receive a bonus which approximates the amounts that could have been earned under the Revised Plan less amounts already paid under the Revised Plan. Mr. Nagra is required to give the Company at least two months' notice if he resigns.

"Change of Control" for the purposes of this section means a transaction, whether by takeover bid, plan of arrangement, amalgamation, merger, reorganization or other similar transaction, whereby any person or group of persons, acting jointly or in concert, directly or indirectly, acquires control of voting securities of the Company which, taken together with such person's or group of persons' previous holdings of Company securities, constitute greater than 50% of the issued and outstanding securities of the Company, calculated on a fully diluted basis.

Compensation of Directors

During the most recently completed financial year, the directors received the following compensation:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(5) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert Atkinson(2)(3)	27,625	N/A	16,180	N/A	N/A	N/A	43,805
David Black(1)(2)	42,000	N/A	16,180	N/A	N/A	N/A	58,180
Frank Mayer(1)(2)	26,500	N/A	16,180	N/A	N/A	N/A	42,680
Dale Peniuk(1)(4)	37,875	N/A	16,180	N/A	N/A	N/A	54,055
Stewart Robertson(3)(4)	1,667	N/A	70,200	N/A	N/A	N/A	71,867
Walter Traub(3)(4)	37,000	N/A	16,180	N/A	N/A	N/A	53,180

Note:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee. On December 8, 2009, Frank Mayer replaced Walter Traub.
(3)	Member of the Compensation Committee. On December 8, 2009, Stewart Robertson replaced David Black.

(4)	Member of the Credit Committee. On December 8, 2009, Stewart Robertson replaced Frank Mayer.
(5)	Amounts calculated in accordance with Canadian GAAP using the Black-Scholes model.

Fees for directors are comprised of the following:

  A fee of $12,000 per year payable to the Chair of the Audit Committee;
  A fee of $6,000 per year payable to the Chair of each of the Corporate Governance Committee and the Compensation Committee;
  In addition to the fees paid under the first two items above, a fee of $20,000 per year payable on a quarterly basis to independent (non officer) directors;
  The Lead Director is also paid $1,000 per month, payable quarterly;
  A fee of $1,000 per month payable to the Chair of the Credit Committee;
  A fee of $500 per meeting, payable to members of all committees of the Board, excluding the Chair of each committee; and
  An annual grant at each annual general meeting of the Company of an additional 50,000 options to the independent directors.

The Company has no other compensation plan for non-executive directors, other than the Stock Option Plan, pursuant to which cash or non-cash compensation was paid or distributed to directors during 2009, the Company's most recently completed financial year, or is proposed to be paid or distributed in a subsequent year. During the year ended December 31, 2009, and in addition to the annual grant at each annual general meeting of 50,000 options to each of Messrs. Atkinson, Black, Peniuk, Mayer and Traub, Mr. Robertson was granted 150,000 options upon his appointment to the Board.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2009, with respect to the Company's compensation plans under which equity securities were authorized for issuance as at the end of its most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,680,000	$2.21	12,454,273
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	2,680,000	$2.21	12,454,273

As at the end of the Company’s most recent financial year, the aggregate number of Common Shares which are currently reserved for issuance under the Stock Option Plan is 15,134,273 (representing 10% of the Company's outstanding Common Shares at December 31, 2009). As at the date of this Circular, 6,835,000 options have been issued under the Stock Option Plan (representing 4.57% of the Company's outstanding Common Shares). A further 8,123,023 Common Shares are issuable under outstanding options (representing 5.43% of the Company's outstanding Common Shares).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Company, was indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company indemnifies the directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The Company is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The policy limit for such insurance coverage is $5 million for the 12 months ended August 9, 2010, with no deductible for non-indemnifiable claims and a deductible of $250,000 for corporate re-imbursements per occurrence. The premium paid by the Company during the fiscal year ended December 31, 2009 was approximately $86,000. In addition, the Company has entered into indemnification agreements with all of its directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares and Preferred Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the year ended December 31, 2009, or in any proposed transaction, that has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions are performed to any substantial degree by any person other than the directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

The directors believe that sound corporate governance is essential to producing maximum benefits to the Shareholders. Effective June 30, 2005, the Canadian Securities Administrators ("CSA") adopted National Policy 58-201 - Corporate Governance Guidelines (the "Policy") and National Instrument 58-101Disclosure of Corporate Governance Practices (the "Instrument" and together with the Policy, the "CSA Governance Rules"). To comply with these various standards and achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

Directors' Independence

The Corporate Governance Committee has reviewed the independence of each director and has determined that six of the current directors are independent. Pursuant to Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with that director's independent judgment. The Board has a majority of independent directors. Messrs. Black, Mayer, Traub, Atkinson, Peniuk and Robertson are independent. Mr. Bayley is not independent as he is a President and CEO of the Company; Mr. Sinclair is not independent as he is a Chairman of the Company.

The six independent directors hold meetings at which non-independent directors and members of management are not in attendance. To facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Company's independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The Audit Committee, which is entirely composed of independent directors, meets with the Company's auditors without management being in attendance. During the fiscal year ended December 31, 2009, five meetings of the independent directors were held.

During the fiscal year ended December 31, 2009 the Board had a lead director, currently Mr. Black, who is an independent director.

The primary responsibility of the lead director is to ensure that the Board approaches its responsibilities in a manner that allows the Board to function independently of management. His or her responsibilities include, among other things: (i) serving as liaison between the non-management members of the Board and senior management, and as a contact person to facilitate communications by the Company's employees and shareholders with the non-management members of the Board; (ii) in consultation with senior management, establishing the agenda and schedule for each Board meeting; (iii) consulting with senior management to recommend for approval to the full Board a schedule of dates for the regular meetings of the Board; (iv) advising senior management in respect of the quality, quantity and timeliness of the flow of information from the Company that is necessary for the Board to perform its duties effectively and responsibly; (v) developing, with input from the other independent directors of the Company, the agenda for, and serving as Chairman of, the separate sessions of the Board's independent directors; (vi) together with the Compensation Committee and the full Board, evaluating the performances of the President and CEO and Chairman annually and meeting with the President and CEO and Chairman to discuss such evaluations; (vii) serving as an ex officio member of each committee of the Board; and (viii) reviewing and addressing director conflict of interest issues as they arise.

Participation of Directors in Other Reporting Issuers

Certain of the Company's current directors are also directors of other reporting issuers, as set out in the following table:

Name of Director or
Proposed Director	Directorship(s) held in other Reporting Issuers
Robert G. Atkinson	Hansa Resources Ltd. (formerly First Fortune Investments Inc.)	Spur Ventures Inc. Tasman Metals Ltd.
Brian E. Bayley	American Natural Energy Corp.	Greystar Resources Ltd.
	Colombian Mines Corporation	Kirkland Lake Gold Inc.
	Cypress Hills Resource Corp.	NiMin Energy Corp.
	Esperanza Silver Corporation	Rocky Mountain Resources Corp.
	Eurasian Minerals Inc.	Torque Energy Inc.
	Golconda Capital Corp.	TransAtlantic Petroleum Corp.
W. David Black	Spur Ventures Inc.	Zincore Metals Inc.

Name of Director or
Proposed Director	Directorship(s) held in other Reporting Issuers
Dale C. Peniuk	Argonaut Gold Ltd.	Q2 Gold Resources Inc.
	Capstone Mining Corp.	Rainy River Resources Ltd.
	Corriente Resources Inc.	Reservoir Capital Corp.
Lundin Mining Corporation
A. Murray Sinclair	Ananda Capital Corp	Ram Power, Corp. (formerly GTO Resources Inc.)
	Gabriel Resources Ltd.	Sprott Resources Corp. (formerly General
	Phoenix Coal Inc. (formerly Marimba Capital	Minerals Corporation)
	Corp.)	Twin Butte Energy Ltd.

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held since the beginning of the Company's most recently completed financial year:

Name of Director	Board Meetings Attended	Board Meetings Missed
Robert G. Atkinson	10	2
Brian E. Bayley	12	0
W. David Black	10	2
Stephen C. Coffey(1)	7	0
Frank B. Mayer	9	3
Dale Peniuk	11	1
Stewart Robertson(2)	1	0
A. Murray Sinclair	12	0
Walter Traub	12	0

Notes:

(1)	Stephen C. Coffey ceased to be a director on May 21, 2009.
(2)	Stewart Robertson was appointed to the Board on December 8, 2009.

Board Mandate

In 2009, the Board adopted a written mandate. The Directors are required to manage the business and affairs of the Company, and in doing so to act honestly and in good faith with a view to the best interests of the Company. The Board is responsible for, among other things, the following matters:

  supervising the conduct of the Company’s affairs and the management of its business in the best interest of the Shareholders;

  setting long term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation;

  protecting Shareholder interests and ensuring that the interests of the Shareholders and of management are aligned;

  identifying the principal risks of the Company's business and assessing the systems established to manage such risks; and

  assessing the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Credit Committee.

The Board is also responsible for the appointment of senior executive officers and a “Lead Director” (who is responsible for the leadership of the Board); and to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Position Descriptions

The Board has developed a written position description for each of the Chair of the Credit Committee, the Chairman of the Board, the CEO, the CFO, the Senior Vice President, Senior Vice President, Asset Management and the Lead Director. The Board has not developed a written position description for the chairs of the other committees of the Board. The Board delineates the role and responsibilities of these individuals through reference to industry norms and past practice and through application of the charters of the respective committees.

Orientation and Continuing Education

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of Board committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company;

3.	access to management, legal counsel, auditors, and technical consultants; and

4.	further information and education as deemed appropriate and desirable by the Company's Corporate Governance Committee on a case-by-case basis.

The Company does not have a formal continuing education program for its Board members but encourages them to communicate with management, legal counsel, auditors and consultants to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component of the success of the Company and essential to meeting its responsibilities to Shareholders. The Board has adopted a written code of conduct (the "Code"), which may be accessed by visiting the Company's website at www.questcapcorp.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair, or a member, of the Audit Committee. No material change report has been filed since January 1, 2009, the beginning of the Company's most recently completed financial year, pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code addresses honesty and integrity, conflicts of interest, compliance with the Code and reporting, whistleblowing protection, confidentiality, protecting and proper use of the Company's assets, accepting or giving gifts, fair dealing and compliance with laws.

In respect of conflicts of interest of directors and officers of the Company, the Company complies with the CBCA, which requires, among other things, officers and directors to act honestly and in good faith with a view to the best interest of the Company and its Shareholders, to disclose any personal interest which they may have in any material agreement or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director in respect of the approval of any such transaction. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors' responsibility, diligence, and for avoiding and dealing with conflicts of interest.

Compensation

The Compensation Committee reviews and recommends for Board approval, the Company's officer and director compensation policies and practices. The Compensation Committee seeks to establish a compensation framework that is industry competitive and results in the creation of shareholder value over the long-term. Additional information regarding director and officer compensation is set out in detail under "Compensation Discussion and Analysis".

Nomination of Directors

The Company does not have a stand-alone nominating committee, but the Corporate Governance Committee the majority of the members of which are considered independent (within the meaning of MI 52-110) is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance and Board independence. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Majority Voting for Election of Directions

The Board has adopted a policy regarding majority voting for the election of directors. This policy is described under “Election of Directors” at page 5 in this circular.

Board Committees

The Company has the following committees:

(1)

Corporate Governance Committee. The Corporate Governance Committee: reviews and reports to the Board on matters of corporate governance; recommends to the Board the members of each of the committees of the Board; assesses the effectiveness of the Board as a whole (including of any committees) as well as considering the contribution of individual members; considers questions of management succession; considers and approves proposals by the Board to engage outside advisors on behalf of the Board as a whole or on behalf of the independent directors of the Board; provides oversight review of the Company's systems for achieving compliance with legal and regulatory requirements; identifies and proposes new nominees for election or appointment to the Board where applicable; recommends to the Board whether incumbent directors should be nominated for re-election to the Board upon expiration of their current terms; recommends to the Board resignation or removal of directors where their current or past conduct is or has been improper or liable to affect adversely the Company or its reputation; and orients new directors and arranges continuing education for existing directors on an as requested basis. A majority of the members of this committee are directors who are independent within the meaning of MI 52-110. As at the fiscal year ended December 31, 2009, the Corporate Governance Committee consisted of the following three directors: Robert Atkinson, David Black and Frank Mayer.

(2)

Audit Committee. The Audit Committee consists of three directors, all of whom are independent and financially literate within the meaning of MI 52-110. The Audit Committee is responsible for the oversight and supervision of: (i) the Company's accounting and financial reporting practices and procedures; (ii) the adequacy of the Company's internal accounting controls and procedures; and (iii) the quality and integrity of the Company's financial statements. The Audit Committee has a written charter which provides that the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditors, as well as the pre-approval of all non-audit services provided by the external auditors, and for directing the auditors' examination into specific areas of the Company's business. The Audit Committee is further responsible for the oversight of the Company's Trading Policy and Privacy Policies (all of which are attached to the Audit Committee's charter). As at December 31, 2009, the Audit Committee of the Company consisted of the following three directors: David Black, Frank Mayer and Dale Peniuk. Dale Peniuk serves as the Chair of the Audit Committee. During the fiscal year ended December 31, 2009, the Audit Committee met 5 times. For further information regarding the Audit Committee, please see "Additional Information - Audit Committee Information" in the Company's Annual Information Form dated March 22, 2010, which can be accessed through www.sedar.com.

(3)

Compensation Committee. The Compensation Committee is responsible for making recommendations on compensation for the directors and senior management, including the granting of stock options to the directors, officers and employees of the Company, and for reviewing and ensuring that the adequacy and form of compensation realistically reflects the responsibilities and risks involved in being an effective officer or director. All the members of this committee are directors who are independent within the meaning of MI 52-110. As at December 31, 2009, the Compensation Committee consisted of the following three directors: Robert Atkinson, Stewart Robertson and Walter Traub. Additional information regarding director and officer compensation is set out in detail under "Compensation Discussion and Analysis".

(4)

Credit Committee. The Credit Committee: (i) reviews and approves, subject to the Credit Committee's authority levels, or recommends to the Board for approval, all proposed loans to be made by the Company; (ii) monitors all related party loans made by the Company from time to time; (iii) reviews from time to time, and makes recommendations to management of the Company and the Board regarding, allocation of available credit facilities to loans, related party transactions, the performance of loans and the administration and effectiveness of, and compliance with, applicable policies and controls; and (iv) reports to the Board or other Committees of the Board on such matters as they may request. A majority of the members of this committee are directors who are independent within the meaning of MI 52-110. As at December 31, 2009, the Credit Committee consisted of the following three directors: Dale Peniuk, Stewart Robertson and Walter Traub.

All committees of the Company's Board are accountable to the full Board.

Assessments

The Corporate Governance Committee is mandated with assessing, annually, the effectiveness of the Board, the Board as a whole, all committees of the Board and the contribution, competency, skill and qualification and, if applicable, position descriptions of individual directors. To assist in its assessment, the Corporate Governance Committee conducts a formal survey of its directors every two years, and each committee of the Board is responsible for reviewing and recommending to the Corporate Governance Committee changes to its respective charter, as considered appropriate from time to time respecting its own effectiveness. The Compensation Committee is mandated with assessing, annually, the effectiveness of the Chairman of the Board and the President and the CEO.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares or Preferred Shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

The final date by which the Company must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting is January 24, 2011.

ADDITIONAL INFORMATION

Upon request to the Company at 550 Burrard Street, Suite 1028, Bentall V, Vancouver, British Columbia V6C 2B5, the Company shall provide to any person or company one copy of: (i) the Company's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the financial statements of the Company for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and related MD&A and any interim financial statements of the Company issued subsequent to the most recent annual financial statements together with related MD&A; and (iii) the management proxy circular of the Company in respect of the most recent annual meeting of its shareholders.

Financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

APPROVAL OF DIRECTORS

The content and sending of this Circular have been approved by the directors of the Company.

DATED as of this 13th day of April, 2010.

BY ORDER OF THE BOARD

(signed) “Brian E. Bayley”

Brian E. Bayley, President and Chief Executive Officer